FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Mr. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copy to:

Robert E. Buckholz, Jr.
 Sullivan & Cromwell LLP
125 Broad Street
New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

        The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.8)	Excerpts from "2004-2005 Budget — Budget Speech", March 30, 2004:
— Summary of Consolidated Financial transactions 2004-2005 Forecast,
— Budgetary Revenue of the Consolidated Revenue Fund 2004-2005 Forecast,
— Expenditure of the Consolidated Revenue Fund 2004-2005 Forecast,
— Budgetary transactions of Consolidated Organizations 2004-2005 Forecast,
— Non-budgetary transactions 2004-2005 Forecast,
— Financing transactions 2004-2005 Forecast.
(99.9)	Excerpt from Section 1 of "2004-2005 Budget — Budget Plan", March 30, 2004:
— Economic outlook for Québec (table 1.2) [Figures for 2003 are real data and figures for 2004 and 2005 constitute forecasts].
(99.10)	Section 2 from "2004-2005 Budget — Budget Plan", March 30, 2004:
— The Government's Financial Position in 2003-2004 and Public Sector Borrowings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 6 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister Budgetary Policy, Financing and Debt Management

Date: April 5, 2004